

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2014

Via E-mail
Mary Jane Raymond
Chief Financial Officer
 and Treasurer
II-VI Incorporated
375 Saxonburg Boulevard
Saxonburg, Pennsylvania 16056

> **Re: II-VI Incorporated**
> **Form 10-K for the Fiscal Year Ended June 30, 2013**
> **Filed August 28, 2013**
> **File No. 000-16195**

Dear Ms. Raymond:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

Item 8. Financial Statements

Note 8. Income Taxes, page 72

1.   On page 73 you disclose the earnings before income taxes of your non-U.S. operations. In future filings, to comply with Item 4-08(h), please also disclose the components of income (loss) before income tax expense (benefit) that is domestic.

2.   On page 73 you disclose, as required by FASB ASC 740-30-50-2(c), the additional deferred tax liability you would be required to record related to undistributed earnings of foreign subsidiaries if those earnings were not indefinitely reinvested. In future filings, to comply with FASB ASC 740-30-50-2(b), please also disclose the cumulative amount of those earnings.

Note 12. Segment and Geographic Reporting, page 79

3.   We note that the geographic information for long-lived assets on page 81includes goodwill, other intangibles assets, investment, deferred income taxes and other assets. Please discuss how your disclosure under FASB ASC 280-10-50-41(b) considered the implementation guidance in FASB ASC 280-10-55-23.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Andri Boerman at 202-551-3645, Kate Tillan, Assistant Chief Accountant, at 202-551-3604 or me at (202) 551-3671 if you have questions regarding the comments.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant